EXHIBIT 99.1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Current assets
Cash	$4,428,838	$5,895,565
Accounts receivables	542,060	468,153
Prepayment and other current assets	1,787,827	1,504,101
Total current assets	6,758,725	7,867,819
Non-current assets
Restricted cash	1,500,000	1,500,000
Property and equipment, net	155,256	201,495
Oil and gas property - subject to amortization, net	6,964,837	7,469,820
Oil and gas property - not subject to amortization, net	1,155,422	1,151,804
Right of use assets, net	377,071	351,446
Deferred charges	976,250	1,013,698
Other non-current assets	823,736	1,018,246
Total non-current assets	11,952,572	12,706,509
Total assets	$18,711,297	$20,574,328

Liabilities and Equity
Current liabilities
Accounts payables	$766,599	$719,095
Short-term operating lease liabilities	293,813	255,845
Accrued expenses	88,829	23,945
Taxes payable	39,586	147,797
Other current liabilities	113,740	70,085
Total current liabilities	1,302,567	1,216,767
Non-current liabilities
Asset retirement obligations	363,429	448,720
Warrant liabilities	1,116,171	1,389,643
Long-term operating lease liabilities	83,258	95,601
Provision for post-employment benefits	143,027	99,588
Total non-current liabilities	1,705,885	2,033,552
Total liabilities	$3,008,452	$3,250,319

Commitments and contingencies	-	-

Shareholders’ Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 10,142,694 shares issued and outstanding as of June 30, 2023 and December 31, 2022)	$27,046	$27,046
Additional paid-in capital	54,147,769	54,147,769
Accumulated deficit	(38,561,917)	(36,940,753)
Accumulated other comprehensive income	89,947	89,947
Total shareholders’ equity	15,702,845	17,324,009
Total liabilities and shareholders’ equity	$18,711,297	$20,574,328

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue	$1,841,255	$2,332,509

Operating costs and expenses:
Lease operating expenses	1,627,160	1,501,399
Depreciation, depletion and amortization	597,465	418,051
General and administrative expenses	1,561,528	2,328,921
Total operating costs and expenses	3,786,153	4,248,371

Loss from operations	(1,944,898)	(1,915,862)

Other income (expense):
Issuance loss of warrants	-	(133,390)
Insurance costs allocated to warrant liability	-	(465,577)
Change in fair value of warrants	273,472	2,079,707
Exchange (loss) gain	90,060	(32,913)
Other expenses, net	(39,798)	(592,342)
Total other income, net	323,734	855,485

Loss before income tax	(1,621,164)	(1,060,377)
Income tax provision	-	-
Net loss	$(1,621,164)	$(1,060,377)

Loss per ordinary share attributable to the Company
Basic and diluted	$(0.16)	$(0.13)
Weighted average number of ordinary shares outstanding
Basic and diluted	10,142,694	7,854,830

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(UNAUDITED)

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2023	-	$-	10,142,694	$27,046	$54,147,769	$(36,940,753)	$89,947	$17,324,009
Net loss	-	-	-	-	-	(1,621,164)	-	(1,621,164)
Balance as of June 30, 2023 (unaudited)	-	$-	10,142,694	$27,046	$54,147,769	$(38,561,917)	$89,947	$15,702,845

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(UNAUDITED)

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2022	-	$-	7,447,955	$19,861	$41,587,339	$(33,818,161)	$30,704	$7,819,743
Net loss	-	-	-	-	-	(1,060,377)	-	(1,060,377)
Conversion of Convertible Note	-	-	1,600,000	4,267	3,968,059	-	-	3,972,326
Exercise of warrants	-	-	50,000	133	419,209	-	-	419,342
Issuance of shares in exchange of service			62,105	165	167,914			168,079
Exercise of options	-	-	199,259	532	(532)	-	-	-
Share-based compensation	-	-	-	-	254,327	-	-	254,327
Balance as of June 30, 2022 (unaudited)	-	$-	9,359,319	$24,958	$46,396,316	$(34,878,538)	$30,704	$11,573,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,621,164)	$(1,060,377)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance loss of warrants	-	133,390
Insurance costs allocated to warrant liability	-	465,577
Change in fair value of warrant liability	(273,472)	(2,079,707)
Depreciation, depletion and amortization	597,465	418,051
Amortization on Right of Use Asset	179,661	156,052
Amortization of deferred charges	37,448	37,448
Amortization of Share-based compensation	-	254,327
Amortization of Issuance Discount on Convertible note	43,655	568,631
Issuance of ordinary shares for service fee settlement	-	168,079
Provision for post-employment benefit	43,439	34,138
Asset retirement obligations	-	147,823
Changes in operating assets and liabilities
Accounts receivable, net	(73,907)	(219,786)
Prepayment and other current assets	(283,726)	(682,394)
Other assets - Non-Current	194,510	(318,448)
Payment of operating lease liability	(179,661)	(122,160)
Accounts payable	47,504	(990,413)
Other current liabilities	-	(2,604)
Accrued expenses	64,884	61,863
Taxes payable	(108,211)	(29,397)
Net cash used in operating activities	(1,331,575)	(3,059,907)
Cash flows from investing activities
Cash paid for oil and gas property development costs	(135,152)	(1,512,128)
Purchase of property and equipment	-	(26,220)
Net cash used in investing activities	(135,152)	(1,538,348)
Cash flows from financing activities
Proceeds from issuance of Convertible note and warrants	-	8,589,000
Exercise of warrants	-	300,000
Net cash generated from financing activities	-	8,889,000

Net change in cash and cash equivalents, and restricted cash	(1,466,727)	4,290,745

Cash and cash equivalents, and restricted cash at beginning of period	7,395,565	3,095,014
Cash and cash equivalents, and restricted cash at end of period	$5,928,838	$7,385,759

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$15,500

Non-cash transactions
Conversion of Convertible Note to ordinary shares	$-	$3,972,326
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$169,094	$595,887

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company,” “IEC,” “we,” “us,” our” and similar terminology), through its subsidiaries in Hong Kong and Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through its subsidiaries in Indonesia: one producing block (the “Kruh Block”) and one exploration block (the “Citarum Block”). The Company also identified a potential third exploration block known as the “Rangkas Area”.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. Accordingly, they may not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim financial information should be read in conjunction with the condensed consolidated financial statements and footnotes thereto included in the Company’s financial statements for the fiscal year ended December 31, 2022 included in the Company’s Form 20-F filed with the SEC on May 1, 2023.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s condensed consolidated balance sheet as of June 30, 2023, condensed consolidated statements of operations, changes in equity and cash flows for the six months ended June 30, 2023 and 2022, as applicable, have been made. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the operating results that may be expected for the fiscal year ending December 31, 2023 or any future periods.

The unaudited condensed consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Recently issued accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. This ASU has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019, and effective for all other entities for annual and interim periods beginning after December 15, 2022. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Company adopted ASU2016-13 from January 1, 2023 and concluded that the adoption of this standard did not have a material impact on its condensed consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s condensed consolidated financial statements upon adoption.

F-5

Warrant Liabilities

The Company accounts for the warrants issued in connection with its January 2022 convertible note financing (see NOTE 7) in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies such warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations. Such warrants are valued using the Black-Scholes option-pricing model as no observable traded price was available for such warrants. See NOTE 7 for further information.

Fair Value of Financial Instruments

The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payables, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short-term nature of these instruments.

Net Loss per Ordinary Share

Basic net loss per share is determined by dividing net loss by the weighted average number of the Company’s ordinary shares, par value $0.00267 per share (the “Ordinary Shares”), outstanding during the period, without consideration of potentially dilutive securities, except for those Ordinary Shares that are issuable for little or no cash consideration. Diluted net loss per share is determined by dividing net loss by diluted weighted average Ordinary Shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potentially dilutive Ordinary Shares, such as stock options and warrants calculated using the “treasury stock” and/or “if converted” methods, as applicable. In periods with reported net operating losses, all potential dilutive securities are generally deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal.

F-6

For six months ended June 30, 2023, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	June 30,	June 30,
	2023	2022
Warrants issued to L1 Capital (see NOTE 7)	442,240	717,240
Convertible note issued to L1 Capital (see NOTE 7) (i)	16,667	66,667
Share options granted to the executive management	200,000	-
Total	658,907	783,907

(i)	Convertible note is assumed to be converted at the exercise price of $6.00 per share (subject to adjustment) as disclosed in NOTE 7.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the Condensed Consolidated Statements of Cash Flows:

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Cash and cash equivalent	$4,428,838	$5,895,565
Restricted cash - current	-	-
Restricted cash - non-current	1,500,000	1,500,000
Total Cash and cash equivalent and Restricted cash	$5,928,838	$7,395,565

As of June 30, 2023 and December 31, 2022, $1,500,000 restricted cash was cash held in a time deposit account at Bank Mandiri’s Jakarta Cut Meutia Branch, used as collateral for the issuance of a bank guarantee related to the implementation of the Company’s contractual commitments for Citarum Block until July 2024.

NOTE 4 – PREPAYMENT AND OTHER ASSETS

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Prepaid taxes	$1,354,787	$1,176,771
Other receivables	188,202	186,840
Consumables and spare parts	156,296	121,740
Prepaid expenses	88,542	18,750
Prepayment and other current assets	$1,787,827	$1,504,101

Prepaid to well equipment	$596,144	$635,052
Deposit and others	130,705	268,666
Durable spare parts	96,887	114,528
Other assets - non current	$823,736	$1,018,246

F-7

NOTE 5 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Oil and gas property - subject to amortization	$28,786,721	$28,740,479
Accumulated depletion	(9,962,701)	(9,411,476)
Accumulated impairment	(11,859,183)	(11,859,183)
Oil and gas property - subject to amortization, net	$6,964,837	$7,469,820

Oil and gas property - not subject to amortization	$1,155,422	$1,151,804
Accumulated impairment	-	-
Oil and gas property - not subject to amortization, net	$1,155,422	$1,151,804

The following shows the movement of the oil and gas property - subject to amortization balance.

Oil & Gas Property – Kruh
December 31, 2022	$7,469,820
Additional capitalization	105,573
Asset retirement costs	(59,331)
Depletion	(551,225)
June 30, 2023 (Unaudited)	$6,964,837

For the six months ended June 30, 2023, the Company incurred aggregated development costs and abandonment and site restoration provisions, which were capitalized of $46,242, mainly for development administration costs and re-calculation of abandonment and site restoration (ASR).

Depletion recorded for production on properties subject to amortization for the six months ended June 30, 2023 and 2022, were $551,225 and $376,157 respectively.

Furthermore, for the six months ended June 30, 2023, the Company did not record any impairment to the oil and gas property according to the ceiling tests conducted, which showed that the present value of estimated future net revenues generated by the oil and gas property exceeded the carrying balances.

F-8

NOTE 6 – PROPERTY AND EQUIPMENT, NET

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Drilling and production tools	$1,499,535	$1,499,535
Leasehold improvement	323,675	323,675
Production facilities	93,049	93,049
Computer and software	5,605	5,605
Housing and welfare	4,312	4,312
Furniture and office equipment	4,013	4,013
Equipment	1,650	1,650
Total	1,931,839	1,931,839

Less: accumulated depreciation	(1,776,583)	(1,730,344)
Property and equipment, net	$155,256	$201,495

Depreciation charged to expense amounted to $46,239 and $41,894 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 7 – FINANCIAL LIABILITY

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Convertible note payable, net of debt issuance costs	$95,000	$52,143
Warrant liabilities, net of debt issuance costs	$1,116,171	$1,389,643

On January 21, 2022 (the “Initial Closing Date”), the Company closed an initial $5,000,000 tranche (the “First Tranche”) of a total then anticipated $7,000,000 private placement with L1 Capital Global Opportunities Master Fund (“L1 Capital”) pursuant to the terms of a Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital (the “Purchase Agreement”). In connection with the closing of the First Tranche, the Company issued to the L1 Capital (i) a 6% Original Issuance Discount Senior Convertible Note in a principal amount of up to $7,000,000.00 (the “Note”) and (ii) a five-year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 ordinary shares at an exercise price of $6.00 per share, subject to adjustment. As of the date of the original Purchase Agreement, a second tranche (the “Second Tranche”) of funding under the Note in the amount of $2,000,000 (the “Second Tranche Amount”) was contemplated. The Note was subject to a deduction of a 6.0% original issuance discount. Except as upon an Event of Default (as defined in the Note), the Note did not bear interest.

Beginning 120 days after the Initial Closing Date, the Company was required to commence monthly installment payments of the Note through maturity (or 14 payments) (“Monthly Payments”), which Monthly Payments could be made, at the Company’s election, in cash or ordinary shares (or a combination of cash and ordinary shares), with such ordinary shares being issued at a valuation equal to the lesser of: (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the ordinary shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date, with a floor price of $1.20 per share. In addition, at any time following the date of effectiveness of a Registration Statement covering the applicable ordinary shares underlying the Note (such Registration Statement having been declared effective on June 1, 2022), the Note is convertible (in whole or in part), at the option of L1 Capital, into such number of fully paid and non-assessable ordinary shares determined by dividing (x) that portion of the outstanding principal amount of the Note that L1 Capital elects to convert by (y) $6.00 per share, which price was subject to adjustment as provided in the Note. Upon the occurrence of any Event of Default that has not been remedied, the Company would be obligated to pay to L1 Capital an amount equal to one hundred twenty percent (120%) of the outstanding principal amount of the Amended Note on the date on which the first Event of Default has occurred.

F-9

On March 4, 2022, the Company and L1 Capital entered into a First Amendment to the Purchase Agreement and an Amended and Restated Senior Convertible Promissory Note (the “Amended Note”) pursuant to which, among other items, Second Tranche Amount was increased from $2,000,000 to $5,000,000. Upon the funding of the Second Tranche Amount, L1 Capital was entitled to receive an additional five-year Ordinary Share Purchase Warrant (the “Second Warrant”) to purchase up to 383,620 ordinary shares at $6.00 per share (subject to adjustment).

On May 16, 2022, the Company and L1 Capital entered into a Second Amended and Restated Senior Convertible Promissory Note which amends and restates the Amended Note in its entirety (the “Second Amended Note” and collectively with the Note and the Amended Note, the “Notes”). Among other matters, the Second Amended Note provided for an accelerated funding of the Second Tranche Amount, which was funded to the Company on May 23, 2022, at which time the Second Warrant was issued to L1 Capital.

Accounting for convertible notes

Adoption of ASU 2020-06

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The update removes separation models for (i) convertible debt with a cash conversion feature and (ii) convertible instruments with a beneficial conversion feature. Under ASU 2020-06, these features will be combined with the host contract. ASU 2020-06 does not impact the accounting treatment for conversion features that are accounted for as a derivative under Topic 815. The update also requires the application of the if-converted method to be used for convertible instruments and the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or shares. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The amendment is to be adopted through either a fully retrospective or modified retrospective method of transition, only at the beginning of an entity’s fiscal year. Early adoption is permitted. The Company has elected to adopt the standard as of January 1, 2022.

The Company evaluated the terms of its Notes with L1 Capital and concluded that the instrument does not require separation and that there were no other derivatives that required separation. The Company evaluated the embedded features of the Notes in accordance with ASC 815-15-25 and determined that the most significant feature is the equity-like conversion option, which is not clearly and closely related to the debt host instrument. The Company further determined it would not meet the definition of a derivative, and therefore not required to be bifurcated and separately measured at fair value. As a result, there is no equity component, and the Company recorded the Notes as a single liability within long-term debt on the accompanying condensed consolidated balance sheet.

The Initial Warrant and the Second Warrant (collectively, the “Warrants”) were issued in connection with the Notes, and exercise of such Warrants are not contingent upon conversion of the Notes; therefore, proceeds were allocated first to the Warrants based on their fair value and the residual were allocated to the Notes.

The Company incurred debt issuance costs associated with the Notes in the amount of $811,000, which are allocated to the Warrants based on assessed fair value of Warrants and residual proceeds allocated to Notes, compared to total proceeds received. Debt issuance costs associated with derivative warrant liabilities are expensed as incurred, presented as other expenses in the consolidated statements of operations. Offering costs associated with the Notes were charged as a direct deduction from the principal amount of the Notes. Debt issuance and offering costs are recorded as debt discount, which is amortized as interest expense over the term of the convertible debt instrument using the effective interest method.

With regards to the Second Tranche, due to the relatively high closing price of the ordinary shares on May 23, 2022 (the date of issuance of the Second Warrant), the fair value of Second Warrant of $4,833,325 exceeds the net proceeds received (see below for details on accounting for warrants). $133,325 of insurance loss was recognized and no residual proceeds were allocated to Notes. For the fiscal year ended December 31, 2022, the total proceeds from both tranches of the Notes have supported oil well drilling of the K-27 and K-28 wells and working capital general corporate purposes.

F-10

During the six months ended June 30, 2023 and the year ended December 31, 2022, $0 and $9,900,000 of the total $10,000,000 principal amount of the Notes has been converted into ordinary shares at $6.00 per share at L1 Capital’s election. As of June 30, 2023 and December 31, 2022, the carrying value balance of the convertible note was $95,000 and $52,143, which was included in “Other current liabilities” on the accompanying condensed   consolidated balance sheets. On July 21, 2023, the Company repaid the remaining $100,000 principal amount of the Notes to L1 Capital in cash.

Convertible Note	First Tranche	Second Tranche	Total
Initial recognition	$3,438,933	$-	$3,438,933
Amortization of insurance cost	358,155	288,095	646,250
Conversion to ordinary shares	(3,797,088)	(235,952)	(4,033,040)
Balance as of December 31, 2022	$-	$52,143	$52,143
Amortization of insurance cost	-	42,857	42,857
Conversion to ordinary shares	-	-	-
Balance as of June 30, 2023	$-	$95,000	$95,000

Accounting for warrants

The Warrants were issued in conjunction with the convertible note by a separate contract, and legally detachable and separately transferrable. The Warrants were exercisable via “cashless” exercise if there is not an effective registration statement covering resale of the ordinary share under the Warrants. The exercise price per ordinary share under the Warrants was $6.00 and subject to certain adjustments which do not meet the criteria for equity treatment in accordance with the guidance contained in ASC 815-40-15-7E. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations.

The Company recognized $915,644 for warrant liabilities upon issuance of the Initial Warrant on January 24, 2022. The Company recognized $4,833,325 for warrant liabilities upon issuance of the Second Warrant on May 23, 2022.

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of the Warrants at each reporting period since the Warrants are not actively traded. The estimated fair value of the Warrant liabilities is determined using Level 3 inputs in accordance with ASC 820, “Fair Value Measurement”. Inherent in the Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following reflects the inputs and assumptions used:

	January 24, 2022	May 23, 2022	December 31 2022	June 30, 2023
Exercise price	$6.00	$6.00	$6.00	$6.00
Share price	$3.64	$14.94	$4.66	$4.42
Expected term from grant date (in years)	5.00	5.00	4.10 for Initial Warrant and 4.50 for Second Warrant	3.60 for Initial Warrant and 4.00 for Second Warrant
Expected volatility	96.32%	95.90%	96.03%	85.24%
Risk-free interest rate	1.53%	2.88%	3.99%	4.13%
Dividend yield (per share)	-	-	-	-

During the fiscal year ended December 31, 2022, L1 Capital has exercised 325,000 of the Initial Warrant at $6.00 per share while the Company has received $1,950,000 proceeds from exercise of these warrants. During the six months ended June 30, 2023, no warrant was exercised. As of June 30, 2023 and December 31, 2022, there were 442,240 warrants issued and outstanding.

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The movement of warrant liabilities is summarized as follows:

Balance as of January 1, 2022	$-
Issuance of Initial Warrant as of January 24, 2022	915,644
Issuance of Second Warrant as of May 23, 2022	4,833,325

50,000 warrant shares exercised on June 16, 2022	(119,343)
185,000 warrant shares exercised on August 18, 2022	(915,799)
90,000 warrant shares exercised on August 29, 2022	(445,524)

Change in fair value of warrant liabilities	(2,878,660)
Balance as of December 31, 2022	$1,389,643
Change in fair value of warrant liabilities	(273,472)
Balance as of June 30, 2023	$1,116,171

NOTE 8 – OPERATING LEASES

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). All contracts are evaluated to determine whether or not they represent a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has operating leases primarily consisting of facilities with remaining lease terms of one year to three years. The lease term represents the period up to the early termination date unless it is reasonably certain that the Company will not exercise the early termination option.

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company does not hold any finance leases as of June 30, 2023 and December 31, 2022.

The Company also has certain leases related to equipment and tools. A short-term lease is a lease with a term of 12 months or less and does not include the option to purchase the underlying asset that we would expect to exercise. The Company has elected to adopt the short-term lease exemption in ASC 842 and as such has not recognized a “right of use” asset or lease liability for these short-term leases.

The Company’s lease agreements generally do not provide an implicit borrowing rate, therefore 3-year Indonesia government bond yield to maturity was used at lease commencement date for purposes of determining the present value of lease payments. As of June 30, 2023, this was updated to an   incremental borrowing rate at 10%, which was a 3-year tenure secured borrowing rate as quoted by a local bank.

The components of lease expense were as follows for each of the periods presented:

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Operating lease expense	$202,680	$353,997
Short-term lease expense	553,107	1,061,609
Total operating lease costs	$755,787	$1,415,606
Other information
Operating cash flows used in operating leases	$179,661	$323,099
Weighted average remaining lease term (in years)	1.30	1.38
Weighted average discount rate	10%	5.612%

Future lease payments included in the measurement of operating lease liabilities as of June 30, 2023 is as follows:

June 30, 2023
2023	$172,222
2024	221,818
2025	13,527
407,567
Less: discount on operating lease liabilities	(30,496)
Present value of operating lease liabilities	377,071
Less: Current portion of operating lease liabilities	(293,813)
Non-current portion of operating lease liabilities	$83,258

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NOTE 9 – TAXES

The current and deferred components of the income tax provision which are substantially attributable to the Company’s subsidiaries in Indonesia. Due to the unrecovered expenditures on the Company’s Kruh Block operations, there was no provision for income taxes for the six months ended June 30, 2023 and 2022, respectively.

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an interim income tax provision in accordance with guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. The Company’s effective tax rates for the six months ended June 30, 2023 and 2022 were 0% and 0%, respectively.

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 10 – EQUITY

As of June 30, 2023 and December 31, 2022, there were 10,142,694 of ordinary shares, $0.00267 par value per share, issued and outstanding.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of June 30, 2023.

 Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

Currently, Kruh Block is operated under a KSO until May 2030, which was extended to 2035 in August 2023. The Company has material commitments related to its development and exploration activities in the Kruh Block and material commitments in regard to the exploration activity in the Citarum Block under a Production Sharing Contract with the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (known as SKK Migas) (the “PSC”). The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2023 for all the planned expenditures to be carried out in Kruh Block and Citarum Block (this table takes into account the Company’s updated seismic and drilling plans for Kruh Block  ):

F-13

		Future commitments (Unaudited)
	Nature of commitments	Remaining of 2023	2024	2025 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$950,000
2D seismic	(a)	-		6,134,727
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments - Citarum PSC		$-	$150,000	$39,184,727
Kruh Block KSO				-
Lease commitments	(d)	$1,023,162	$2,181,739	$69,051,707
Production facility		-	100,000	1,300,000
G&G studies	(a)	-	200,000	650,000
2D seismic	(a)	-	1,279,410	-
3D seismic	(a)	-	1,205,268	-
Drilling	(a)(c)	-	1,500,000	19,500,000
Workover		144,893		-
Certification		-	250,000	-
Abandonment and Site Restoration	(a)	25,959	51,918	285,552
Total commitments - Kruh KSO		$1,194,014	$6,768,335	$90,787,259
Total Commitments		$1,194,014	$6,918,335	$129,971,986

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Right of use assets and lease liabilities for the Company’s operating leases are recorded in the condensed consolidated balance sheet except for the short-term lease exemption. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related to the equipment and machinery used in oil production. All of the Company’s operating lease agreements with third parties can be cancelled or terminated at any time by the Company.

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NOTE 12 – LIQUIDITY

The Company reported a net loss of $1,621,164 and net cash used in operating activities of $1,331,575 for the six months ended June 30, 2023. In addition, the Company had an accumulated deficit of $38,561,917 and working capital of $5,456,158 as of June 30, 2023. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses and achieve profitability for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity instrument financing, where necessary. In 2022, the Company received an aggregated of $8,589,000 from issuance of convertible notes and warrants to L1 Capital, and $1,950,000 of proceeds from exercises of warrants by L1 Capital. On July 22, 2022, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as its sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. The Company received net proceeds of $4,366,642 through issuance of ordinary shares by such ATM offering in 2022.

As of September 27, 2023, the Company had approximately $3.27 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. Management’s plan for mitigating the conditions of substantial doubt about the Company’s ability to continue as a going concern includes a combination of improving operational efficiency, cost reductions, debt and equity financing and financial support from the Chief Executive Officer and Chairman of the Board of the Company. There will be no new well drilling activity for the next 12 months till September 2024. The Company currently does not have any outstanding short-term or long-term bank borrowings balance. Management expects that it will be able to obtain new bank loans based on past experience and the Company’s good credit history. In addition, Mr. Wirawan Jusuf, the Chief Executive Officer and Chairman of the Board of the Company, has agreed to provide $3 million of financial support in the form of debt to the Company to enable the Company to meet its obligations and commitments as they become due for at least next 12 months. The Company intends to meet its cash requirements for the 12 months following the date of the issuance of the condensed consolidated financial statements through operations and the foregoing potential funding opportunities.

The Company believes that the current cash and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s accompanying unaudited condensed consolidated financial statements. Management believes that it is probable that the above plans can be effectively implemented, and it is probable that such plans will mitigate the conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern. The Company has prepared the condensed consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated all events that occurred up to September 28, 2023 and determined that no events that would have required adjustment or disclosure in the condensed consolidated financial statements except the following.

On July 21, 2023, the Company repaid $100,000 principal amount of the Notes to L1 Capital in cash. Following this repayment, there was no convertible note outstanding.

Effective August 9, 2023, PT Green World Nusantara, the Company’s indirect wholly-owned subsidiary, and Pertamina entered into an Amendment to the Operations Cooperation Agreement (the “Amended KSO”) covering the Kruh Block, pursuant to which the contract term was amended by 5 years from May 2030 to September 2035. This extension would effectively give the Company 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. The Amended KSO increases the Company’s after-tax profit split from the current 15% to 35%, an increase of more than 100%.

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